legal & compliance, llc

laura aNTHONy, esq.	www.legalandcompliance.com
LAZARUS ROTHSTEIN, ESQ.	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQ., LLM	WWW.LAWCAST.COM
SCOTT BUSCEMI, ESQ.

OF COUNSEL:	E-MAIL: LROTHSTEIN@LEGALANDCOMPLIANCE.COM
JOHN CACOMANOLIS, ESQ.
CRAIG D. LINDER, ESQ.
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.

April 18, 2016

VIA ELECTRONIC EDGAR FILING

John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Star Mountain Resources, Inc.
Form 14C
Filed January 25, 2016
File No. 000-54405

Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Star Mountain Resources, Inc. (the “Company”) Amendment No. 2 to the above-referenced Information Statement on Sch. 14C (“Amendment No. 2”). Amendment No. 2 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) as I discussed with Hillary Daniels.

In order to provide shareholders with additional disclosure regarding the forum selection and fee-shifting provisions in the Restated Bylaws and consistent with the staff’s oral request and consistent with the staff’s February 18, 2016 comment letter, the Company has included the following items in the Notice of Stockholder Action by Written Consent in each place it appears in the Schedule 14C.

●	Require certain legal proceedings involving our company, or its officers directors or employees be brought in a state or federal court located within the state of Nevada;

●	Permit the prevailing party in any action brought against us to recover their attorney’s fees; and

This will confirm that there was no change to the Governing Law clause in Section 7(d) of the Certificate Of Designations, Rights and Preferences, Rights and Limitations of Series B and C Preferred Stock of the Company’s current Articles of Incorporation as compared to Section 7(d) of the Company’s Restated Articles. We included on page [9] of the Schedule 14C, however, a cross reference to the explanation in the section “Comparison of Bylaws - Forum Selection; Attorneys Fees” on page [17] as it pertains to the fee-shifting clause in the Restated Articles. The Company provided this additional disclosure because the potential impact of this section on rights of holders of the Company’s preferred stock is similar to the impact of the proposed change to the Forum Selection; Attorneys Fees clause in Section 10 of the Amended Bylaws. The Company further clarified that the Governing Law clause in the Amended Articles only applies to holders of the Company’s preferred stock. The Company further clarified on page 17 that its current Articles of Incorporation and its proposed Restated Articles include the forum selection and fee-shifting provisions.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. John Reynolds

Securities and Exchange Commission

April 18, 2016

We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to the staff’s oral comments.

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s information statement on Sch. 14C, please feel free to contact me.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

cc: Joesph Marchal /Star Mountain Resources, Inc.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832